UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: November 23, 2011

Commission File Number: 1-15060
UBS AG
(Registrant’s Name)
Bahnhofstrasse 45, Zurich, Switzerland, and
Aeschenvorstadt 1, Basel, Switzerland
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑           Form 40-F ☐
This Form 6-K is hereby incorporated by reference into the registration statement of UBS AG on Form F-3 (Registration Numbers 333-156695 and 333-156695-01 to -17).

This Form 6-K consists of the legal opinion which appears below.
[LETTERHEAD OF CADWALADER, WICKERSHAM & TAFT LLP]
November 23, 2011
UBS AG
Bahnhofstrasse 45
CH-8098 Zurich
Switzerland
Ladies and Gentlemen:
We have acted as special counsel to UBS AG (the “Company”) in connection with the proposed sale by the Company and purchase by UBS Financial Services, Inc. (the “Underwriter”), of debt securities being issued on the date hereof identified in Annex A to this letter (the “Securities”), pursuant to the terms of the Amended and Restated Distribution Agreement, dated November 17, 2006 (the “Agreement”), among the Company, UBS Securities LLC and the Underwriter. The Securities are being issued pursuant to the Indenture, dated as of November 21, 2000, as amended and supplemented by the First Supplemental Indenture, dated as of February 28, 2006 (collectively, the “Indenture”), between the Company and U.S. Bank Trust National Association.
In rendering the opinions set forth below, we have examined and relied upon the originals, copies or specimens, certified or otherwise identified to our satisfaction, of the Transaction Documents (as defined below) and such certificates, corporate and public records, agreements and instruments and other documents, including, among other things, the documents delivered on the date hereof, as we have deemed appropriate as a basis for the opinions expressed below. In such examination we have assumed the genuineness of all signatures, the authenticity of all documents, agreements and instruments submitted to us as originals, the conformity to original documents, agreements and instruments of all documents, agreements and instruments submitted to us as copies or specimens, the authenticity of the originals of such documents, agreements and instruments submitted to us as copies or specimens, the conformity of the text of each document filed with the Securities and Exchange Commission (the “Commission”) through the Commission’s Electronic Data Gathering, Analysis and Retrieval System to the printed document reviewed by us, the accuracy of the matters set forth in the documents, agreements and instruments we reviewed, and that such documents, agreements and instruments evidence the entire understanding between the parties and have not been amended, modified or supplemented in any manner material to the opinions expressed herein. As to matters of fact relevant to the opinions expressed herein, we have relied upon, and assumed the accuracy of, the representations and warranties contained in the Agreement and the Indenture and we have relied upon certificates and oral or written statements and other information obtained from the Company, the other parties to the transaction referenced herein, and public officials. Except as expressly set forth herein, we have not undertaken any independent investigation (including, without limitation, conducting any review, search or investigation of any public files, records or dockets) to determine the existence or absence of the facts that are material to our opinions, and no inference as to our knowledge concerning such facts should be drawn from our reliance on the representations of the Company and others in connection with the preparation and delivery of this letter.

In particular, we have examined and relied upon: (a) the Company’s Registration Statement on Form F-3 (File No. 333-156695) (the “Registration Statement”), including the Prospectus dated January 13, 2009, the Product Supplement dated October 20, 2011 relating to the Airbag Yield Optimization Notes, the Product Supplement dated January 25, 2011 relating to the Trigger Autocallable Optimization Securities, the Pricing Supplement dated November 18, 2011 relating to the CMI Securities, the GLW Securities, the NGD Securities, the SLB Securities, the VMW Securities and the WFC Securities (each as defined in Annex A hereto) and the Pricing Supplement dated November 18, 2011 relating to the IWM Securities and the SPY Securities (each as defined in Annex A hereto), each constituting a part thereof, (b) the Indenture, (c) the Global Security dated November 23, 2011 representing the CMI Securities, (d) the Global Security dated November 23, 2011 representing the GLW Securities, (e) the Global Security dated November 23, 2011 representing the NGD Securities, (f) the Global Security dated November 23, 2011 representing the SLB Securities, (g) the Global Security dated November 23, 2011 representing the VMW Securites, (h) the Global Security dated November 23, 2011 representing the WFC Securities, (i) the Global Security dated November 23, 2011 representing the IWM Securities, (j) the Global Security dated November 23, 2011 representing the SPY Securities, (k) UBS AG Group Treasurer Resolutions dated August 16, 2011, related to the establishment of the Company’s medium-term note program and (l) the Officer’s Certificate dated January 27, 2009, delivered pursuant to Section 301 of the Indenture related to the establishment of a series of debt securities of the Company entitled “Medium-Term Notes, Series A”.
Items (a) to (l) above are referred to in this letter as the “Transaction Documents”.
We have also assumed (x) the legal capacity of all natural persons and (y) (except to the extent expressly opined on herein) that all documents, agreements and instruments have been duly authorized, executed and delivered by all parties thereto, that all such parties are validly existing and in good standing under the laws of their respective jurisdictions of organization, that all such parties had the power and legal right to execute and deliver all such documents, agreements and instruments, and that such documents, agreements and instruments are legal, valid and binding obligations of such parties, enforceable against such parties in accordance with their respective terms. As used herein, “to our knowledge”, “known to us” or words of similar import mean the actual knowledge, without independent investigation, of any lawyer in our firm actively involved in the transactions contemplated by the Agreement.
We express no opinion concerning the laws of any jurisdiction other than the laws of the State of New York and applicable federal laws of the United States of America.
Based upon and subject to the foregoing, we are of the opinion that assuming the Securities have been duly authorized and executed by the Company and duly authenticated and delivered by the Trustee in the manner contemplated in the Indenture and paid for by and sold to the Underwriter pursuant to the Agreement, the Securities will be binding obligations of the Company, enforceable against the Company in accordance with their terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium, receivership or other laws relating to or affecting creditors’ rights generally, and to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity), and subject to the effect of laws that may limit the waiver of rights or benefits under or defenses with respect to applicable usury laws.
We hereby consent to the filing of this letter as an exhibit to a Current Report on Form 6-K to be incorporated by reference in the Registration Statement as it relates to the Securities. This consent is not to be construed as an admission that we are a person whose consent is required to be filed with the Registration Statement under the provisions of the Securities Act of 1933, as amended.

In addition, we disclaim any obligation to update this letter for changes in fact or law, or otherwise.
Very truly yours,
/s/ Cadwalader, Wickersham & Taft LLP

ANNEX A

Aggregate Principal
Title of Securities	Amount
Airbag Yield Optimization Notes due May 24, 2012 (Linked to the performance of the common stock of Cummins Inc.) (the “CMI Securities”)	$6,923,000
Airbag Yield Optimization Notes due May 24, 2012 (Linked to the performance of the common stock of Corning Incorporated) (the “GLW Securities”)	$6,798,000
Airbag Yield Optimization Notes due May 24, 2012 (Linked to the performance of the common stock of New Gold Inc.) (the “NGD Securities”)	$3,201,000
Airbag Yield Optimization Notes due May 24, 2012 (Linked to the performance of the common stock of Schlumberger Limited) (the “SLB Securities”)	$4,842,000
Airbag Yield Optimization Notes due May 24, 2012 (Linked to the performance of the common stock of VMware, Inc.) (the “VMW Securities”)	$942,000
Airbag Yield Optimization Notes due May 24, 2012 (Linked to the performance of the common stock of Wells Fargo & Company) (the “WFC Securities”)	$4,902,000
Trigger Autocallable Optimization Securities due November 25, 2016 (Linked to the performance of the iShares® Russell 2000® Index Fund) (the “IWM Securities”)	$3,534,500
Trigger Autocallable Optimization Securities due November 25, 2016 (Linked to the performance of the SPDR® S&P 500® ETF Trust) (the “SPY Securities”)	$4,974,190

[LETTERHEAD OF CADWALADER, WICKERSHAM & TAFT LLP]
November 23, 2011
UBS AG
Bahnhofstrasse 45
CH-8098 Zurich
Switzerland
Ladies and Gentlemen:
We have acted as special counsel to UBS AG (the “Company”) in connection with the proposed sale by the Company and purchase by UBS Financial Services, Inc. (the “Underwriter”), of debt securities being issued on the date hereof identified in Annex A to this letter (the “Securities”), pursuant to the terms of the Amended and Restated Distribution Agreement, dated November 17, 2006 (the “Agreement”), among the Company, UBS Securities LLC and the Underwriter. The Securities are being issued pursuant to the Indenture, dated as of November 21, 2000, as amended and supplemented by the First Supplemental Indenture, dated as of February 28, 2006 (collectively, the “Indenture”), between the Company and U.S. Bank Trust National Association.
In rendering the opinions set forth below, we have examined and relied upon the originals, copies or specimens, certified or otherwise identified to our satisfaction, of the Transaction Documents (as defined below) and such certificates, corporate and public records, agreements and instruments and other documents, including, among other things, the documents delivered on the date hereof, as we have deemed appropriate as a basis for the opinions expressed below. In such examination we have assumed the genuineness of all signatures, the authenticity of all documents, agreements and instruments submitted to us as originals, the conformity to original documents, agreements and instruments of all documents, agreements and instruments submitted to us as copies or specimens, the authenticity of the originals of such documents, agreements and instruments submitted to us as copies or specimens, the conformity of the text of each document filed with the Securities and Exchange Commission (the “Commission”) through the Commission’s Electronic Data Gathering, Analysis and Retrieval System to the printed document reviewed by us, the accuracy of the matters set forth in the documents, agreements and instruments we reviewed, and that such documents, agreements and instruments evidence the entire understanding between the parties and have not been amended, modified or supplemented in any manner material to the opinions expressed herein. As to matters of fact relevant to the opinions expressed herein, we have relied upon, and assumed the accuracy of, the representations and warranties contained in the Agreement and the Indenture and we have relied upon certificates and oral or written statements and other information obtained from the Company, the other parties to the transaction referenced herein, and public officials. Except as expressly set forth herein, we have not undertaken any independent investigation (including, without limitation, conducting any review, search or investigation of any public files, records or dockets) to determine the existence or absence of the facts that are material to our opinions, and no inference as to our knowledge concerning such facts should be drawn from our reliance on the representations of the Company and others in connection with the preparation and delivery of this letter.

In particular, we have examined and relied upon: (a) the Company’s Registration Statement on Form F-3 (File No. 333-156695) (the “Registration Statement”), including the Prospectus dated January 13, 2009, the Product Supplement dated June 23, 2011 relating to the Trigger Autocallable Optimization Securities, the Prospectus Supplement dated June 24, 2011 relating to the Trigger Autocallable Optimization Securities, the Product Supplement dated August 3, 2011 relating to the Trigger Phoenix Autocallable Optimization Securities, the Prospectus Supplement dated August 3, 2011 relating to the Trigger Phoenix Autocallable Optimization Securities, the Product Supplement dated June 10, 2011 relating to the Trigger Yield Optimization Notes, the Prospectus Supplement dated June 28, 2011 relating to the Trigger Yield Optimization Notes, the Final Terms Supplement dated November 18, 2011 relating to the GE TAOS Securities (as defined in Annex A hereto), the Final Terms Supplement dated November 18, 2011 relating to the GE TPAOS Securities (as defined in Annex A hereto), the Final Terms Supplement dated November 18, 2011 relating to the HAL Securities (as defined in Annex A hereto), the Final Terms Supplement dated November 18, 2011 relating to the JPM TPAOS Securities (as defined in Annex A hereto), the Final Terms Supplement dated November 18, 2011 relating to the LVS1 Securities (as defined in Annex A hereto), the Final Terms Supplement dated November 18, 2011 relating to the LVS2 Securities (as defined in Annex A hereto), the Final Terms Supplement dated November 18, 2011 relating to the SLB TPAOS Securities (as defined in Annex A hereto), the Final Terms Supplement dated November 18, 2011 relating to the VALE Securities (as defined in Annex A hereto), the Final Terms Supplement dated November 18, 2011 relating to the AAPL1 Securities (as defined in Annex A hereto), the Final Terms Supplement dated November 18, 2011 relating to the AAPL2 Securities (as defined in Annex A hereto), the Final Terms Supplement dated November 18, 2011 relating to the ANR Securities (as defined in Annex A hereto), the Final Terms Supplement dated November 18, 2011 relating to the BA Securities (as defined in Annex A hereto), the Final Terms Supplement dated November 18, 2011 relating to the BHI Securities (as defined in Annex A hereto), the Final Terms Supplement dated November 18, 2011 relating to the CAT Securities (as defined in Annex A hereto), the Final Terms Supplement dated November 18, 2011 relating to the CVX Securities (as defined in Annex A hereto), the Final Terms Supplement dated November 18, 2011 relating to the GLW Securities (as defined in Annex A hereto), the Final Terms Supplement dated November 18, 2011 relating to the EBAY Securities (as defined in Annex A hereto), the Final Terms Supplement dated November 18, 2011 relating to the DELL Securities (as defined in Annex A hereto), the Final Terms Supplement dated November 18, 2011 relating to the GS1 Securities (as defined in Annex A hereto), the Final Terms Supplement dated November 18, 2011 relating to the GS2 Securities (as defined in Annex A hereto), the Final Terms Supplement dated November 18, 2011 relating to the JPM1 TYON Securities (as defined in Annex A hereto), the Final Terms Supplement dated November 18, 2011 relating to the JPM2 TYON Securities (as defined in Annex A hereto), the Final Terms Supplement dated November 18, 2011 relating to the NEM Securities (as defined in Annex A hereto), the Final Terms Supplement dated November 18, 2011 relating to the ORCL Securities (as defined in Annex A hereto), the Final Terms Supplement dated November 18, 2011 relating to the OXY Securities (as defined in Annex A hereto), the Final Terms Supplement dated November 18, 2011 relating to the PBR Securities (as defined in Annex A hereto), and the Final Terms Supplement dated November 18, 2011 relating to the SLB TYON Securities (as defined in Annex A hereto), each constituting a part thereof, (b) the Indenture, (c) the Global Security dated November 23, 2011 representing the GE TAOS Securities, (d) the Global Security dated November 23, 2011 representing the GE TPAOS Securities, (e) the Global Security dated November 23, 2011 representing the HAL Securities, (f) the Global Security dated November 23, 2011 representing the JPM TPAOS Securities, (g) the Global Security dated November 23, 2011 representing the LVS1 Securities, (h) the Global Security dated November 23, 2011 representing the LVS2 Securities, (i) the Global Security dated November 23, 2011 representing the SLB TPAOS Securities, (j) the Global Security dated November 23, 2011 representing the VALE Securities, (k) the Global Security dated November 23, 2011 representing the AAPL1 Securities, (l) the Global Security dated November 23, 2011 representing the AAPL2 Securities, (m) the Global Security dated November 23, 2011 representing the ANR Securities, (n) the Global Security dated November 23, 2011 representing the BA Securities, (o) the Global Security dated November 23, 2011 representing the BHI Securities, (p) the Global Security dated November 23, 2011 representing the CAT Securities, (q) the Global Security dated November 23, 2011 representing the CVX Securities, (r) the Global Security dated November 23, 2011 representing the GLW Securities, (s) the Global Security dated November 23, 2011 representing the \EBAY Securities, (t) the Global Security dated November 23, 2011 representing the DELL Securities, (u) the Global Security dated November 23, 2011 representing the GS1 Securities, (v) the Global Security dated November 23, 2011 representing the GS2

Securities, (w) the Global Security dated November 23, 2011 representing the JPM1 TYON Securities, (x) the Global Security dated November 23, 2011 representing the JPM2 TYON Securities, (y) the Global Security dated November 23, 2011 representing the NEM Securities, (z) the Global Security dated November 23, 2011 representing the ORCL Securities, (aa) the Global Security dated November 23, 2011 representing the OXY Securities, (bb) the Global Security dated November 23, 2011 representing the PBR Securities, (cc) the Global Security dated November 23, 2011 representing the SLB TYON Securities, (dd) UBS AG Group Treasurer Resolutions dated August 16, 2011, related to the establishment of the Company’s medium-term note program and (ee) the Officer’s Certificate dated January 27, 2009, delivered pursuant to Section 301 of the Indenture related to the establishment of a series of debt securities of the Company entitled “Medium-Term Notes, Series A”.
Items (a) to (ee) above are referred to in this letter as the “Transaction Documents”.
We have also assumed (x) the legal capacity of all natural persons and (y) (except to the extent expressly opined on herein) that all documents, agreements and instruments have been duly authorized, executed and delivered by all parties thereto, that all such parties are validly existing and in good standing under the laws of their respective jurisdictions of organization, that all such parties had the power and legal right to execute and deliver all such documents, agreements and instruments, and that such documents, agreements and instruments are legal, valid and binding obligations of such parties, enforceable against such parties in accordance with their respective terms. As used herein, “to our knowledge”, “known to us” or words of similar import mean the actual knowledge, without independent investigation, of any lawyer in our firm actively involved in the transactions contemplated by the Agreement.
We express no opinion concerning the laws of any jurisdiction other than the laws of the State of New York and applicable federal laws of the United States of America.
Based upon and subject to the foregoing, we are of the opinion that assuming the Securities have been duly authorized and executed by the Company and duly authenticated and delivered by the Trustee in the manner contemplated in the Indenture and paid for by and sold to the Underwriter pursuant to the Agreement, the Securities will be binding obligations of the Company, enforceable against the Company in accordance with their terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium, receivership or other laws relating to or affecting creditors’ rights generally, and to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity), and subject to the effect of laws that may limit the waiver of rights or benefits under or defenses with respect to applicable usury laws.
We hereby consent to the filing of this letter as an exhibit to a Current Report on Form 6-K to be incorporated by reference in the Registration Statement as it relates to the Securities. This consent is not to be construed as an admission that we are a person whose consent is required to be filed with the Registration Statement under the provisions of the Securities Act of 1933, as amended.
In addition, we disclaim any obligation to update this letter for changes in fact or law, or otherwise.
Very truly yours,
/s/ Cadwalader, Wickersham & Taft LLP

ANNEX A

Aggregate Principal
Title of Securities	Amount
Trigger Autocallable Optimization Securities due November 27, 2012 (Linked to the performance of the common stock of General Electric Company) (the “GE TAOS Securities”)	$274,000.00
Trigger Phoenix Autocallable Optimization Securities due November 27, 2012 (Linked to the performance of the common stock of General Electric Company) (the “GE TPAOS Securities”)	$120,000.00
Trigger Phoenix Autocallable Optimization Securities due November 27, 2012 (Linked to the performance of the common stock of Halliburton Company) (the “HAL Securities”)	$100,000.00
Trigger Phoenix Autocallable Optimization Securities due November 27, 2012 (Linked to the performance of the common stock JPMorgan Chase & Co.) (the “JPM TPAOS Securities”)	$140,000.00
Trigger Phoenix Autocallable Optimization Securities due November 27, 2012 (Linked to the performance of the common stock of Las Vegas Sands Corp) (the “LVS1 Securities”)	$100,000.00
Trigger Phoenix Autocallable Optimization Securities due November 27, 2012 (Linked to the performance of the common stock of Las Vegas Sands Corp) (the “LVS2 Securities”)	$100,000.00
Trigger Phoenix Autocallable Optimization Securities due November 27, 2012 (Linked to the performance of the common stock of Schlumberger Limited) (the “SLB TPAOS Securities”)	$125,000.00
Trigger Phoenix Autocallable Optimization Securities due November 27, 2012 (Linked to the performance of the American depositary shares of Vale S.A.) (the “VALE Securities”)	$120,000.00
Trigger Yield Optimization Notes due November 23, 2012 (Linked to the performance of the common stock of Apple Inc.) (the “AAPL1 Securities”)	$158,974.56
Trigger Yield Optimization Notes due November 23, 2012 (Linked to the performance of the common stock of Apple Inc.) (the “AAPL2 Securities”)	$149,976.00
Trigger Yield Optimization Notes due November 23, 2012 (Linked to the performance of the common stock Alpha Natural Resources) (the “ANR Securities”)	$114,929.10
$159,812.74 Trigger Yield Optimization Notes due November 23, 2012 (Linked to the performance of the common stock The Boeing Company) (the “BA Securities”)	$159,812.74
Trigger Yield Optimization Notes due November 23, 2012 (Linked to the performance of the common stock Baker Hughes Incorporated) (the “BHI Securities”)	$99,938.45
Trigger Yield Optimization Notes due November 23, 2012 (Linked to the performance of the common stock Caterpillar Inc.) (the “CAT Securities”)	$159,681.00
Trigger Yield Optimization Notes due November 23, 2012 (Linked to the performance of the common stock Chevron Corporation) (the “CVX Securities”)	$159,838.04

Aggregate Principal
Title of Securities	Amount
Trigger Yield Optimization Notes due February 24, 2012 (Linked to the performance of the common stock Corning Incorporated) (the “GLW Securities”)	$134,970.00
Trigger Yield Optimization Notes due November 23, 2012 (Linked to the performance of the common stock eBay Inc.) (the “EBAY Securities”)	$159,900.84
Trigger Yield Optimization Notes due November 23, 2012 (Linked to the performance of the common stock Dell Inc.) (the “DELL Securities”)	$159,966.40
Trigger Yield Optimization Notes due November 23, 2012 (Linked to the performance of the common stock The Goldman Sachs Group, Inc.) (the “GS1 Securities”)	$149,997.12
Trigger Yield Optimization Notes due November 23, 2012 (Linked to the performance of the common stock The Goldman Sachs Group, Inc.) (the “GS2 Securities”)	$159,647.67
Trigger Yield Optimization Notes due November 23, 2012 (Linked to the performance of the common stock JPMorgan Chase & Co.) (the “JPM1 TYON Securities”)	$199,979.22
Trigger Yield Optimization Notes due August 23, 2012 (Linked to the performance of the common stock JPMorgan Chase & Co.) (the “JPM2 TYON Securities”)	$149,976.76
Trigger Yield Optimization Notes due November 23, 2012 (Linked to the performance of the common stock Newmont Mining Corporation) (the “NEM Securities”)	$99,891.96
Trigger Yield Optimization Notes due November 23, 2012 (Linked to the performance of the common stock Oracle Corporation) (the “ORCL Securities”)	$159,885.00
Trigger Yield Optimization Notes due November 23, 2012 (Linked to the performance of the common stock Occidental Petroleum Corporation) (the “OXY Securities”)	$374,922.00
Trigger Yield Optimization Notes due November 23, 2012 (Linked to the performance of the American depositary shares of Petroleo Brasileiro S.A.) (the “PBR Securities”)	$159,953.30
Trigger Yield Optimization Notes due November 23, 2012 (Linked to the performance of the common stock Schlumberger Limited) (the “SLB TYON Securities”)	$159,828.12

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG
By:	/s/ Kiye Sakai
	Name:	Kiye Sakai
	Title:	Executive Director

By:	/s/ Sarah Starkweather
	Name:	Sarah Starkweather
	Title:	Director
Date: 23 November 2011